On December 1, 2011, Research Affiliates, LLC filed a complaint in the United States District Court for the Central District of California, naming the Trust, its adviser, WTAM and its affiliates, along with other parties, as defendants. The complaint alleges that the fundamentally weighted investment methodology developed by WisdomTree Investments, Inc. ("WisdomTree Investments") and employed by the Trust infringes three of plaintiff's patents. The complaint seeks both unspecified monetary damages to be determined and an injunction to prevent further infringement. The
Trust filed its answer to the complaint on January 17, 2012. The
Trust believes it has strong defenses to this lawsuit based on its belief that (i) the Trust's Funds do not practice the indexing methods as claimed in the asserted patents because, for example, the factors used to select Fund assets include market capitalization and the price of the assets, and thus fall outside the scope of the asserted patents, which generally provide that selection of the assets to be used for creation of the index must be based upon factors that are sufficiently independent of market capitalization;
and (ii) the patents should be declared invalid because, among other reasons, there is ample evidence that the concept of fundamentals based indexing was widely known and in commercial use by asset managers and index providers well before the patent applications at issue were filed by plaintiff; and (iii) the patents should be declared unenforceable because, in connection with obtaining the asserted patents, plaintiff failed to fulfill its legal duty to disclose to the patent office relevant prior art that, if disclosed, would have resulted in the denial of the patent applications. For example, in support of the defenses that the asserted patents are invalid, the Trust intends to present evidence that as far back as the early
1990s, Robert Jones at Goldman Sachs managed an earnings weighted index fund. As another example, the Trust intends to present evidence that Dow Jones launched a dividend weighted stock index in 2003.
These examples support the Trust's view that the asserted patents are invalid at least because earlier publications and activities of investment professionals anticipated or made obvious plaintiff's alleged inventions. Specifically, the Currency, Fixed Income and Alternative Funds described herein, do not infringe upon plaintiff's patents since they are not managed using a fundamentally weighted investment methodology.

While at this early stage of the proceedings it is not possible to determine the probability of any outcome or the probability or amount of any loss, the Trust is confident in the merits of its position. Nevertheless, an adverse resolution could have a negative impact on the Trust and the Funds. For example, in the event of an unfavorable outcome the Trust may be required to pay ongoing license fees if WisdomTree Investments cannot change its indexes in a manner that does not infringe on the patents. This could increase the Funds' expense ratios and have a negative impact on Fund performance. WTAM and WisdomTree Investments have contractually agreed to indemnify the Trust and pay any losses, claims and damages (including legal fees) incurred by the Trust or a Fund in connection with the complaint. The Trust intends to vigorously defend against plaintiff's claims.